Exhibit 99.1

FOR IMMEDIATE RELEASE	Contact:
Alexander Dmitriev
+7 (495) 797-32-69

 Otkritie Holding JSC and Otkritie Investments Cyprus Limited Announce Intention to Commence Partial Tender Offer at $28.00 per share for up to 24,794,253 outstanding Class B ordinary shares, including Class B ordinary shares represented by American Depositary Shares, of QIWI plc

Moscow, Russia (June 9, 2017). Otkritie Holding JSC (“Parent”) and Otkritie Investments Cyprus Limited (“Purchaser” and, together with Parent, the “Offerors”) today announced that they intend to make a cash tender offer (the “Offer”) , at a price of $28.00 per share for up to 24,794,253 outstanding Class B ordinary shares, having a nominal value EUR 0.0005 per share (the “Class B Shares”), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing one Class B Share) (the “ADSs” and, together with Class B Shares, the “Securities”) of QIWI plc (“QIWI”) (Nasdaq: QIWI).

The Offerors, together with their affiliates, currently hold approximately 8.85% of the outstanding Securities of QIWI which, when added to the maximum number of Securities the Offerors are seeking to acquire in the Offer, constitutes approximately 63.85% of the outstanding Securities based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 22, 2017.

“The creation of added value through high-tech financial services is one of Otkritie Group’s strategic priorities. Over the last years we have been successful in developing our FinTech projects, such as Tochka, Rocketbank and Otkritie Factoring, and established ourselves as leaders in launching innovative solutions in our banking business segment (including remote mortgage applications with online search capability for residential properties using VR technologies or face and voice recognition in customer identification procedures). We clearly see that the FinTech market is expanding and the share of such projects and solutions is constantly increasing in our business, and we are sure that this trend will continue. In pursuance of this strategy, we aim to further our investments in the FinTech domain and deepen our strategic cooperation with one of the leaders of the Russian FinTech market, thus we announce our intention to commence the tender offer to purchase up to an additional 45-55% of Class B Shares and ADSs in QIWI. We consider this to be an important step for us – if the Offer is successfully closed, this will create a basis for our companies to build on the growth of FinTech and reinforce our respective positions as digital leaders,” said Alexey Karakhan, the CEO and Chairman of the Management Board of the Parent.

The offer price represents a 19.00% premium over QIWI’s closing price of $23.53 per share on June 9, 2017, the last trading day prior to today’s announcement, and represents an 87.86% premium over the average year to date closing trading prices of QIWI shares of $14.91 per share. The tender offer will be open to all holders of the Class B Shares, including Class B Shares represented by ADSs.

Substantially contemporaneously with announcement of their intention to increase their investments in QIWI by means of the Offer, Parent and Purchaser have initiated discussions with and are considering an opportunity to cooperate with Saldivar Investments Limited (“Saldivar”), the controlling shareholder of QIWI, and Mr. Sergey Solonin, the controlling shareholder of Saldivar and Chief Executive Officer of QIWI. The discussions are preliminary only and there are no agreements or understandings, written or oral, between the parties as of the date hereof. Parent and Purchaser do not expect any agreements or understandings with Saldivar or Mr. Solonin to be reached until after completion of the Offer, and there can be no assurance that any such agreement or understanding will be reached. Such discussions with Saldivar and Mr. Solonin may continue following the Offer, however, the consummation of the Offer is in no way contingent on the outcome of such discussions.

THE OFFER WILL NOT BE SUBJECT TO A FINANCING CONDITION.

The Parent expects the ADSs to remain listed on NASDAQ following completion of the Offer.

QIWI is a provider of next generation payment services with over 18.0 million virtual wallets, over 157,000 kiosks and terminals, and enabled merchants to accept over RUB 69 billion in cash and electronic payments monthly from over 53 million consumers using its network in the Russian Federation and the CIS. QIWI operates in and targets markets and consumer segments that are largely cash-based or that lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments.

The Parent is a joint stock company incorporated under the laws of the Russian Federation. Parent is presently one of the largest Russian financial services groups. Parent comprises four core businesses: investment banking, brokerage, commercial banking and asset management.

The Purchaser is a company incorporated under the laws of the Republic of Cyprus and is an indirect, wholly-owned subsidiary of the Parent. The Purchaser functions as the Parent’s primary investment vehicle outside Russia.

Once the tender offer is commenced, offering materials will be mailed to QIWI stockholders and filed with the Securities and Exchange Commission (the “SEC”).  QIWI shareholders should read the offering materials when they become available, because they will contain important information.

The tender offer will be held open for at least 20 business days following its commencement, and tenders of shares must be made prior to the expiration of the tender offer period.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

The tender offer referenced in this press release has not yet commenced.  This announcement is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the SEC.  The solicitation and offer to buy shares of common stock of QIWI will only be made pursuant to an Offer to Purchase and related tender offer materials that will be filed by the Offerors with the SEC.  At the time the tender offer is commenced, the Offerors will file a Tender Offer Statement on Schedule TO and thereafter QIWI will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.  THE TENDER OFFER MATERIALS OF THE OFFERORS ON SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT OF QIWI ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION.  QIWI STOCKHOLDERS SHOULD READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT QIWI STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.  Copies of these documents, when filed with the SEC, will be available free of charge by contacting Innisfree M&A Incorporated, its information agent for the tender offer, at (888) 750-5834.  These documents, when filed with the SEC, will also be available for free at the SEC’s website at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/ Recommendation Statement, QIWI files annual, quarterly and current reports and other information with the SEC.  You may read and copy any reports or other information filed by QIWI at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  QIWI’s filings with the SEC are also available for free at the SEC’s website at www.sec.gov.

WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS. FORWARD LOOKING STATEMENTS CAN BE IDENTIFIED BY USE OF WORDS SUCH AS “OUTLOOK”, “BELIEVE”, “INTEND”, “EXPECT”, “POTENTIAL”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “ANTICIPATE”, AND DERIVATIVES OR NEGATIVES OF SUCH WORDS OR SIMILAR WORDS. FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE ARE BASED UPON PRESENT BELIEFS OR EXPECTATIONS. HOWEVER, FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR AS A RESULT OF VARIOUS RISKS, REASONS AND UNCERTAINTIES, INCLUDING UNCERTAINTY AS TO WHETHER THE CONDITIONS TO THE TENDER OFFER WILL BE SATISFIED, THE NUMBER OF SHARES OF QIWI COMMON STOCK THAT WILL BE TENDERED AND WHETHER THE TENDER OFFER WILL BE COMMENCED OR CONSUMMATED. EXCEPT AS REQUIRED BY LAW, THE OFFERORS UNDERTAKE NO OBLIGATION TO UPDATE ANY FORWARD LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

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